UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response. . .2.50 SEC FILE NUMBER 1-14120

(Check

One):
Form 10-K ;     Form 20-F      Form 11-K      Form 10-Q     Form N-SAR     Form N-CSR
For Period Ended: September 30, 2004
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

        Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Blonder Tongue Laboratories, Inc.

Full Name of Registrant

Former Name if Applicable

One Jake Brown Road

Address of Principal Executive Office (Street and Number)

Old Bridge, New Jersey 08857

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced on November 8, 2004, the Company is currently in the process of restating its financial statements relating to certain prior periods. In light of this process, the Company will not be in position to timely file its Form 10-Q for the quarter ending September 30, 2004.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Eric D. Schoenborn, Esquire                                                 (856)                                                  321-2413
(Name)                                                                                      (Area Code)                                       (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A.

Blonder Tongue Laboratories, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date                       November 15, 2004                                                   By    /s/ Eric Skolnik
                                                                                                                        Eric Skolnik, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

(Unaudited)

(In thousands)

Third three months of 2004 Compared with third three months of 2003.

Net sales increased to $11,215 in the third three months of 2004 from $9,195 in the third three months of 2003. The increase in sales is primarily attributed to an increase in capital spending by cable system operators and improved overall economic conditions and the recognition of $458 of sales attributable to a note receivable. Net Income increased to $406 in the third three months of 2004 from a net loss of $65 in the third three months of 2003.

   First nine months of 2004 Compared with first nine months of 2003

Net sales increased to $30,661 in the first nine months of 2004 from $26,331 in the first nine months of 2003. The increase in sales is primarily attributed to an increase in capital spending by cable system operators, improved overall economic conditions and the recognition of $1,203 of sales attributable to a note receivable. Net Income increased to $245 in the first nine months of 2004 from a net loss of $1,213 in the first nine months of 2003.